

Mail Stop 7010

December 15, 2006

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
185 Platte Clay Way
Kearney, Missouri 64060

        RE: Ply Gem Holdings, Inc.
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 27, 2006
               File #3330114041

Dear Mr. Poe:

        We have reviewed your response letter dated October 31, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended April 1, 2006
Note 2. Purchase Accounting, page 8

1. We reviewed your response to our prior comment two. However, it is unclear to us what consideration you gave to the quantitative materiality of the $1.1 million in third party charges that was improperly capitalized in 2004 and subsequently expensed in 2006 as it relates to the period ended April 1, 2006. It appears to us that your materiality assessment should consider the impact of the correction on the period it is recorded.

2. We reviewed your response to our prior comment two. Please more fully explain to us how you concluded that any fees paid to CxCIC LLC do not benefit Caxton-Iseman (Ply Gem) L.P. Also, please tell us what the fees specifically relate to, including whether they are a reimbursement of amounts that CxCIC LLC paid to third parties.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief